UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Thunder Bridge Capital Partners IV, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88605L 107
(CUSIP Number)

Gary A. Simanson 9912 Georgetown Pike Suite D203 Great Falls, Virginia 22066 Telephone: (202) 431-0507
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  88605L 107

1	NAMES OF REPORTING PERSONS

TBCP IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,561,251 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,561,251 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,561,251 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes (i) 1 share of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), which is convertible into one share of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”), (ii) 5,913,195 shares of Class A Common Stock, which TBCP IV, LLC (the “Sponsor”) elected to convert into from Class B Common Stock previously held by the Sponsor on a one-for-one basis on June 29, 2023, and (iii) 648,055 shares of Class A Common Stock included in the private placement units (“Placement Units”) issued to the Sponsor in connection with the Issuer’s initial public offering. The Sponsor is controlled by its managing member, Gary A. Simanson. Mr. Simanson has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Simanson may be deemed to have beneficial ownership of securities reported herein. Mr. Simanson disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No.  88605L 107

1	NAMES OF REPORTING PERSONS

Gary A. Simanson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,561,251 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,561,251 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,561,251 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes (i) 1 share of the Issuer’s Class B Common Stock, which is convertible into one share of the Issuer’s Class A Common Stock, (ii) 5,913,195 shares of Class A Common Stock, which the Sponsor elected to convert into from Class B Common Stock previously held by the Sponsor on a one-for-one basis on June 29, 2023, and (iii) 648,055 shares of Class A Common Stock included in the Placement Units issued to the Sponsor in connection with the Issuer’s initial public offering. The Sponsor is controlled by its managing member, Gary A. Simanson. Mr. Simanson has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Simanson may be deemed to have beneficial ownership of securities reported herein. Mr. Simanson disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Schedule 13D/A”) is being filed on behalf of the Reporting Persons (as defined below) (i) for the purpose of updating the ownership percentages of the Reporting Persons reported in the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on August 11, 2021 (the “Schedule 13D”) as a result of the redemption of 20,135,697 shares of Class A Common Stock (as defined below), as reported in the Current Report on Form 8-K/A filed by the Issuer (as defined below) on June 27, 2023, and (ii) to reflect the Founder Conversion (as defined below), as reported in the Current Report on Form 8-K filed by the Issuer on June 29, 2023.

This Schedule 13D/A is being filed to report amendments to the Schedule 13D as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

This Schedule 13D/A is filed on behalf of TBCP IV, LLC, a Delaware limited liability company (the “Sponsor”), and Gary A. Simanson (collectively, the “Reporting Persons”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Founder Conversion

On June 29, 2023, the Sponsor elected to convert on a one-for-one basis 5,913,195 Founder Shares into 5,913,195 shares of Class A Common Stock (the “Founder Conversion”). The 5,913,195 shares of Class A Common Stock issued to the Sponsor in connection with the Founder Conversion (“Founder Shares”) are subject to the same registration rights and restrictions as the Class B Common Stock before the Founder Conversion, including, among others, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of a business combination as described in the prospectus for the Issuer’s initial public offering.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 10,078,338 shares of Common Stock, including 10,078,337 shares of Class A Common Stock and 1 share of Class B Common Stock, outstanding as of June 29, 2023) are as follows:

TBCP IV, LLC

a)		Amount beneficially owned: 6,561,251	Percentage: 65.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	6,561,251
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	6,561,251
	iv.	Shared power to dispose or to direct the disposition of:	0

Gary A. Simanson

a)		Amount beneficially owned: 6,561,251	Percentage: 65.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	6,561,251
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	6,561,251
	iv.	Shared power to dispose or to direct the disposition of:	0

The Sponsor is controlled by its managing member, Gary A Simanson. Mr. Simanson has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Simanson accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Simanson disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

On June 29, 2023, the Sponsor and the Issuer entered into a side letter agreement (“Side Letter”) pursuant to which the Sponsor agreed that the shares of Class A Common Stock issued in connection with the Founder Conversion are subject to the same restrictions as the Class B Common Stock before the Founder Conversion, as set forth in the Letter Agreement, including, among others, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of a business combination as described in the prospectus for the Issuer’s initial public offering.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2023	TBCP IV, LLC

	By:	/s/ Gary A. Simanson
		Name:	Gary A Simanson
		Title:	Managing Member

Date: June 29, 2023

	By:	/s/ Gary A. Simanson
		Name:	Gary A. Simanson